UNITED S' 16003085

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PUBLIC DOCUMENT

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 26408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LESKO SECURITIES, INC**

Official Use Only
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON	NEW YORK	13901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KAREN STEBBINS **(607) 724-2421**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS J. TRUMETER, CPA

400 W. METRO PARK	ROCHESTER	NEW YORK	14623
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I,**GREGORY LESKO**, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **LESKO SECURITIES, INC.**, as of **DECEMBER 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CEO
Title

Notary Public

DAVID J. MCCLINTOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6150938
Qualified In Broome County
My Commission Expires August 07, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for brokers and dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements for brokers and dealers Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition and Net Capital.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation Supplemental Report. (Bound Separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent registered public accountant's report on internal accounting control.
- ☐ (p) Schedule of the segregation requirements and funds in segregation - customers regulated futures account Pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas J. Trumeter
CERTIFIED PUBLIC ACCOUNTANT

WEST METRO FINANCIAL CENTER
400 West Metro Park
Rochester, N.Y. 14623-2619
Phone (585) 424-2090 Fax (585) 292-0491
E-mail Tom@TJTCPA.com

Registered Member: Public Company Accounting Oversight Board WWW.PCAOBUS.ORG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Lesko Securities, Inc.

We have audited the Statement of Financial Condition of Lesko Securities, Inc. (a New York State corporation) as of December 31, 2015, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Lesko Securities, Inc.'s management is responsible for this financial statements. Our responsibility is to express an opinion on this financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial condition of Lesko Securities, Inc. as of December 31, 2015, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Rochester, New York

February 10, 2016

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	36,427
Cash - special account for the benefit of customers		3,828
Receivable from brokers or dealers		16,839
Mutual fund concessions receivable		169,018
Marketable securities (at market, cost $287,597)		314,655
Deposit with clearing broker		10,000
Prepaid expenses		62,314
TOTAL CURRENT ASSETS		613,081
PROPERTY AND EQUIPMENT		
Equipment		4,723
Less: accumulated depreciation		(4,723)
PROPERTY AND EQUIPMENT, net		-
OTHER ASSETS		
Deferred tax asset		100
TOTAL ASSETS	$	613,181

See accompanying notes

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Commission payable	$	92,929
Accrued expenses		9,548
Deferred tax liability		8,100
Due to parent company		12,636
TOTAL CURRENT LIABILITIES		123,213
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding		10,200
Retained earnings		479,768
TOTAL STOCKHOLDER'S EQUITY		489,968
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	613,181

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

(See Report of Independent Registered Public Accounting Firm)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Lesko Financial Services, Inc. (Parent).

Method of Accounting

The Company utilizes the accrual method of accounting on a trade date basis for recording its revenues. Expenses are recorded when the expense is incurred.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Segregated Cash

Cash is segregated in a special bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. At the date of the Statement of Financial Condition, cash in the amount of $3,828 has been segregated in this account.

Property

Property is depreciated on the straight-line method over the estimated useful life of the related assets.

Concentrations of Credit Risk

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Binghamton, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

NOTE 2 – COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all revenues actually paid to the Company after allowances for commissions due registered representatives. The rate approximates 94% for the 2015 reporting period. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $1,286,220 for the year ended December 31, 2015.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $298,718, which was $248,718 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.39 to 1.

NOTE 4 – TAXES ON INCOME

Income taxes are provided based on the income reported in the financial statements. Deferred tax assets result from accrued commission expense not deducted for income tax purposes and unrealized gains (losses) on securities.

Generally accepted accounting principles contain a two-step approach to recognizing and measuring uncertain tax positions. The Company considers many factors when evaluating and estimating its tax positions, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Based on guidance set forth in professional standards, the Company has not recorded any liabilities for uncertain tax positions. With few exceptions, the Company is no longer subject to examinations by income tax authorities for years prior to 2012.

NOTE 5 - INVESTMENTS AND FAIR VALUE MEASUREMENTS

Accounting Standards Codification (ASC) ASC Topic 820, *Fair Value Measurements and Disclosures*, established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. There were no investments valued using Level 3 inputs.

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company as the ability to access.

NOTE 5 – INVESTMENTS AND FAIR VALUE MEASUREMENTS (Continued)

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Company's investments value as of December 31, 2015:

			Fair Value Measurements at Reporting Date Using:
	Cost	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)
Marketable securities			
Mutual funds - equities	$ 54,043	$ 69,846	$ 69,846
Mutual funds - fixed income	58,405	60,899	60,899
Money market funds	22,164	22,164	22,164
Equities	152,985	161,746	161,746
Total	$ 287,597	$ 314,655	$ 314,655

The fair value standards require disclosure of significant transfers in and out of the three levels of hierarchy, including the reasons for the transfers. There were no transfers between levels during 2015.

The Company's other financial instruments are cash and cash equivalents, accounts receivable and accounts payable. The recorded values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015
(See Report of Independent Registered Public Accounting Firm)

NOTE 6 – SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Taxes Paid

	2015
Cash paid (refunded) for income taxes, net	$ 84,365

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditor's report, which is the date the financial statements were available for issue.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

BINGHAMTON, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

This report is deemed a PUBLIC DOCUMENT in accordance with Rule 17a-5(e)(3), under the Securities Exchange Act of 1934.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

DECEMBER 31, 2015

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